Exhibit 2.2

Execution Copy

IRREVOCABLE UNDERTAKING

between

FedEx Corporation

and

PostNL N.V.

In connection with the public offer by FedEx for all outstanding Shares of TNT Express N.V.

Dated 6 April 2015

TABLE OF CONTENTS

1	CONDITION PRECEDENT	4

2	IRREVOCABLE UNDERTAKINGS	5

2.1	Undertakings	5
2.2	No withdrawal	8
2.3	Undertaking towards TNT Express	8
2.4	TNT Express waiver	8

3	WARRANTIES	8

4	PROTECTIVE COVENANT	9

4.1	Protective covenant	9
4.2	Relevant Proposal	10
4.3	No talks	10

5	INTENTION OF FEDEX	10

6	TERMINATION	10

7	CONFIDENTIALITY AND ANNOUNCEMENTS	12

7.1	Confidentiality	12
7.2	Joint Public Announcement	12

8	NOTICES	12

8.1	Notices	12
8.2	Delivery	13

9	MISCELLANEOUS	14

9.1	Amendments	14
9.2	Costs and expenses	14
9.3	Counterparts	14
9.4	Entire agreement	14
9.5	Interpretation	14
9.6	No assignment of rights and obligations	15

10	GOVERNING LAW AND JURISDICTION	15

10.1	Governing law	15
10.2	Jurisdiction	15

Annex I:         Form of Joint Public Announcement

This IRREVOCABLE (the Agreement) is entered into on 6 April 2015 between:

1.	FedEx Corporation, a public company organised under the laws of the State of Delaware, having its registered office at 1209 Orange Street, Wilmington, DE 19801, United States of America (FedEx); and

2.	PostNL N.V., a public company incorporated under the laws of the Netherlands, having its statutory seat at ‘s-Gravenhage, the Netherlands and its address at Prinses Beatrixlaan 23, 2595 AK ‘s-Gravenhage, the Netherlands (PostNL); and.

FedEx and PostNL are hereinafter also individually referred to as a Party and collectively as the Parties.

WHEREAS

A.	At the date of this Agreement, PostNL is the holder of 80,386,421 Shares (as defined below) (the Current Shareholding) in TNT Express N.V. (TNT Express), a public company incorporated under the laws of the Netherlands, having its statutory seat at Amsterdam, the Netherlands (the Company), constituting approximately 14.7% of the total issued and outstanding shares of the Company.

B.	On 7 April 2011, the Company and PostNL have entered into a relationship agreement setting out certain arrangements in respect of its shareholding, which was retained by PostNL as a result of the statutory demerger of the Company and PostNL.

C.	On 24 February 2013, the Company and PostNL entered into a renewed relationship agreement amending the arrangements in respect of its shareholding (the Relationship Agreement).

D.

FedEx contemplates to make, or have a wholly-owned subsidiary make, on terms that will be set out in the offer document (biedingsbericht) (the Offer Document), a public offer to acquire all the issued and outstanding shares with a nominal value of EUR 0.08 each of the Company (the Shares) against a consideration in cash, subject to withholding tax payable under mandatory law (if any), of an amount of EUR 8.00 (eight euro) in cash (and, in respect of the ADRs, the U.S. Dollar equivalent of EUR 8.00 (eight euro) per ADR, calculated by using the spot market exchange rate for the U.S. Dollar against the euro published on Bloomberg on the date on which funds are received by the paying agent to pay for ADRs upon completion of the Offer) (the Offer Price), which price includes any (interim) dividends and other distributions that may be declared and/or paid in the period between the date of this Agreement and completion of the Offer other than a financial year 2014 dividend distribution of EUR 0.08, and which price may at any time be increased by FedEx in accordance with applicable laws (the Offer).

E.	The making of the Offer (uitbrengen van het bod) and the honouring of the Offer (gestanddoening van het bod) will be subject to the relevant terms and conditions to be agreed upon in a merger agreement between FedEx and the Company (the Merger Protocol).

A.	FedEx wishes to secure the acceptance of the Offer by PostNL in respect of all Shares held by PostNL. On 5 April 2015, FedEx and PostNL entered into a confidentiality agreement in relation to the Offer (the Confidentiality Agreement).

F.	PostNL is supportive of the Offer and is willing to (i) tender its Shares under the Offer and (ii) support FedEx in taking the actions necessary for a successful completion of the Offer, including the voting in favour of certain shareholder resolutions proposed by FedEx, as further set out in this Agreement.

G.	TNT Express will enter into this Agreement for the sole purpose of (i) acceptance of the irrevocable third party stipulation for no consideration (onherroepelijk derdenbeding om niet) regarding the Voting Undertakings in clause 2.3 and (ii) the waiver of certain obligations of PostNL under the Relationship Agreement in clause 2.4.

THE PARTIES NOW HEREBY AGREE AS FOLLOWS

1	CONDITION PRECEDENT

This Agreement and all rights and obligations contained therein are conditional (and will only enter into force) upon the execution of the Merger Protocol by FedEx and the Company.

2	IRREVOCABLE UNDERTAKINGS

2.1	Undertakings

Subject to the terms of this Agreement, PostNL hereby irrevocably undertakes to and agrees with FedEx:

Tender of Subject Shares

a.	to accept the Offer in respect of:

(i)	the Current Shareholding; plus

(ii)	any Shares over which PostNL obtains disposal power (beschikkingsbevoegdheid) between the signing of this Agreement and the Settlement Date (as defined in clause 0b below), including without limitation any shares in the capital of the Company attributable to or deriving from Shares over which the Shareholder has or will obtain disposal power, such as any shares in the capital of the Company issued pursuant to stock dividend.

(the Shares referred to under (i), and (ii) together the Subject Shares); and

b.	to tender the Subject Shares, free from any mortgage, pledges, usufruct, charges or any other right, interest or claim that could be raised by a third party right (including, without limitation, any right of first refusal, right of pre-emption, retention or lock-up arrangement) (such interests or rights, Encumbrances, and the creation thereof Encumber), and with all rights attaching to the Subject Shares ultimately on or before the last day of the initial tender period of the Offer in accordance with the terms and conditions set out in the Offer Document and not withdraw such tender; and

Lock-up and restrictive covenants

c.	to, until (i) the Offer is declared unconditional (gestand wordt gedaan), (ii) the Offer is withdrawn by FedEx or (iii) PostNL’s obligations under this Agreement terminate in accordance with this Agreement, not:

(i)	offer, sell, lend, deposit, Encumber, assign, contract to sell, sell any option, grant (whether by way of warrant, convertible or exchangeable security or otherwise) any option to subscribe for or purchase any of the Subject Shares or otherwise transfer or dispose of any Subject Shares or enter into any swap or any other transaction, of whatever kind, which

i.	directly or indirectly leads to a total or partial transfer to one or more third parties of any interest in the Subject Shares, legal or economic, or

ii.	which in any way whatsoever fixes, limits or transfers any risk arising from the possibility of price movement, up or down, in respect of such an interest, whether any such swap or transaction described above is to be settled by delivery of shares or other securities, in cash or otherwise, or

iii.	agree to do or announce any of the aforementioned things; or

(ii)	commit any other act that could restrict or otherwise affect PostNL’s legal power, authority and/or right to vote in respect of any or all of the Subject Shares as required by this Agreement; or

(iii)	withdraw any Subject Shares tendered referred to in clause 2.1(b), even if such may be allowed under the rules and regulations applicable to the Offer; or

(iv)	agree to do any of the foregoing;

Confirmation

d.	to confirm in relevant public statements, if any, and at the EGM (as defined in the Merger Protocol) that PostNL will tender the Subject Shares under the Offer and will vote in favor of the resolutions referred to in Clause 2.1(e); and

Exercise of votes

e.	to vote in favour of the following resolutions proposed to the general meeting of shareholders of TNT Express that are contemplated by the Merger Protocol and subject to settlement of the Offer (gestanddoening), including resolutions:

i.	to amend the articles of association of the Company;

ii.	to appoint new members of the supervisory board and the executive board of the Company;

iii.	to accept the resignation of the resigning members of the supervisory board and the executive board of the Company;

iv.	to grant full and final discharge to each member of the supervisory board and the executive board of the Company with respect to his/her duties and obligations performed and incurred in his/her respective capacity as a member of such board;

v.	to approve the contemplated sale of the assets and liabilities of the Company to the Offeror (as such term is defined in the Merger Protocol) or any of its affiliates as required under section 2:107a of the Dutch Civil Code and the subsequent dissolution (ontbinding) and liquidation (vereffening) of the Company in accordance with section 2:19 of the Dutch Civil Code and appoint the liquidator (vereffenaar) of the Company in accordance with section 2:19 of the Dutch Civil Code; and

vi.	to, if applicable, approve the conversion of the Seller into a Dutch limited liability company (besloten vennootschap) in accordance with article 2:18 of the Dutch Civil Code,

f.	to vote its Subject Shares against any resolution or abstain from voting on any resolution at any general meeting of shareholders of the Company if required to enhance and support the Offer (undertakings e and f, the Voting Undertakings).

2.2	No withdrawal

This Agreement and the undertakings of PostNL herein are unconditional and shall not lapse or be terminated for any reason other than as specifically provided for in this Agreement.

2.3	Undertaking towards TNT Express

The Voting Undertakings are hereby made to TNT Express as well, by way of an irrevocable third party stipulation for no consideration (onherroepelijk derdenbeding om niet).

2.4	TNT Express waiver

For the avoidance of doubt, to the extent required for PostNL to be able to enter into this Agreement, TNT Express waives any and all rights it may have vis-à-vis PostNL under clauses 6.1, 6.2 and 6.3 of the Relationship Agreement and to perform its obligations thereunder without breaching its obligations under such clauses 6.1, 6.2 and 6.3 of the Relationship Agreement, subject to the condition subsequent (ontbindende voorwaarde) of termination of this Agreement and/or the Merger Protocol, in each case in accordance with their respective terms.

3	WARRANTIES

PostNL warrants and represents to FedEx as follows:

Current Shareholding

a.

on the date of this Agreement, PostNL (i) holds the Current Shareholding, (ii) has the full legal and beneficial ownership in respect of the Shares that constitute the Current Shareholding, (iii) holds the Shares that constitute the Current Shareholding free from any Encumbrances, (iv) has the power to dispose thereof, subject to the limitations set out in the Relationship Agreement, and (v) has all relevant power to exercise, or procure the exercise, of all voting rights attaching to the Shares that constitute the Current Shareholding;

Subject Shares

b.	subject to the limitations set out in the Relationship Agreement, on the date hereof there are no, and on the date of settlement of the Offer (the Settlement Date) there will be no, restrictions or limitations pertaining to Shareholder’s ability to accept the Offer in respect of the Subject Shares and to transfer the Subject Shares free from any Encumbrances and together with all rights attaching to them as envisaged by the terms of the Offer, including the right to exercise the voting rights attached to the Subject Shares and the right to receive dividends and other distributions.

Corporate power and authority

c.	PostNL has all relevant power and authority to enter into this Agreement and consummate the transactions contemplated hereby and there are no applicable restrictions or limitations pertaining thereto.

4	PROTECTIVE COVENANT

4.1	Protective covenant

Until PostNL’s obligations terminate in accordance with this Agreement or the Offer is declared unconditional, PostNL will not, directly or indirectly, either alone or in concert with others, and will, to the extent within its reasonable control, procure that none of its subsidiaries, affiliates, directors, employees, agents or advisers will encourage, initiate, provide information or otherwise be involved in or facilitate from any third party any Relevant Proposal, or solicit, encourage, initiate or otherwise conduct discussions or negotiations concerning any Relevant Proposal.

4.2	Relevant Proposal

For the purpose of this clause 4, a Relevant Proposal means a merger or de-merger of (a part of) the Company and any other party, an offer, public or private, for any shares in the share capital of the Company, or other proposals which could involve a change of control of (a substantial part of) the Company, or the sale of any of its subsidiaries or material assets of the Company or its subsidiaries.

4.3	No talks

PostNL confirms that it, or its subsidiaries, affiliates, directors, employees, agents or advisers, are at the date of signing of this Agreement not, directly or indirectly, in discussions or negotiations with any third party that could lead to such third party making an alternative offer for the Company. Also, PostNL shall promptly inform FedEx of an approach by a third party to PostNL interested in making an alternative offer for the Company. For the avoidance of doubt, PostNL shall not directly or indirectly actively solicit or facilitate alternative offers from third parties for the Company.

5	INTENTION OF FEDEX

It is the intention of FedEx to:

a.	issue a joint public announcement with the Company in connection with the Offer announcing that they have reached conditional agreement on the terms of the Offer, substantially in the form attached as Annex 1 (the Joint Public Announcement) as soon as possible after the execution of this Agreement; and

b.	release the Offer Document in accordance with the timetable applicable to public offers as set out in the Decree on Public Offers Wft (Besluit Openbare Biedingen Wft), including such timetable following any exemptions granted by the Authority for the Financial Markets (Autoriteit Financiële Markten) (the Decree).

6	TERMINATION

6.1.1	This Agreement shall terminate in the event of either FedEx or the Company having terminated the Merger Protocol in accordance with its terms.

6.1.2	In addition to clause 6.1.1 and subject to clause 6.1.3, this Agreement shall terminate immediately (without prejudice to accrued rights and/or liabilities arising from the prior breach of this Agreement) if:

a.	the Joint Public Announcement is not released by 8 April 2015; or

b.	the Offer Document is not published and the Offer is not commenced in accordance with the statutory timetable applicable to the Offer as referred to in clause 5b, and ultimately within twelve weeks as from the date of the Joint Public Announcement; or

c.	the Offer is withdrawn by FedEx; or

d.	in case of a Superior Offer (as such term is defined in the Merger Protocol):

(i)	FedEx has not made a Matched Offer (as such term is defined in the Merger Protocol) within the time period agreed between FedEx and the Company in the Merger Protocol or FedEx has informed the Company (with simultaneous copy to PostNL) that it does not wish to exercise its Matching Right (as such term is defined in the Merger Protocol); and

(ii)	the Boards (as defined in the Merger Protocol), or either of them, have (has) withdrawn or modified their (its) Recommendation (as defined in the Merger Protocol) in accordance with the terms of the Merger Protocol; or

e.	the Offer is not declared unconditional (gestand wordt gedaan):

(i)	in accordance with its terms and conditions within 3 business days following expiry of the tender period, or a potential extended tender period, as the case may be, as will be further set out in the Offer Document; or

(ii)	by 6 June 2016; or

f.	the Offer has been declared unconditional (gestand wordt gedaan).

6.1.3	Upon termination of this Agreement clauses 7 to 10 shall continue to apply in full force and effect.

7	CONFIDENTIALITY AND ANNOUNCEMENTS

7.1	Confidentiality

Without prejudice to Clauses 7.2, the Confidentiality Agreement will remain in full force and effect.

7.2	Joint Public Announcement

PostNL agrees to references to PostNL having entered into this Agreement in the Joint Public Announcement and any other announcement to be made in connection with the Offer pursuant to applicable law, the rules and regulations of Euronext Amsterdam or rules applicable to public offers in The Netherlands and any equivalent references in the Offer Document.

8	NOTICES

8.1	Notices

Any notices or other formal communication to be provided pursuant to this Agreement must be in writing and may be delivered in person, or sent by post or e-mail (with true copy by post) to the Party to be served as follows:

FedEx Corporation

Attention:

Mrs. C.P. Richards (Executive Vice President, General Counsel and Secretary)

942 South Shady Grove Road

Memphis, TN 38120

United States of America

Fax: +1 901 818 75 90

With a copy to NautaDutilh N.V.

Strawinskylaan 1999

1077 XV Amsterdam

Attention: Mr. C.J.C. de Brauw and Mr. L. Groothuis

and with a copy to:

Mr. M.R. Allen (Senior Vice President Legal International)

Kantersteen 47

B-1000 Brussels

Fax: +32 2 515 89 40

Belgium

if to the Company, to:

PostNL N.V.

Attention:

Mr. R.J. Schaap (General Counsel)

Prinses Beatrixlaan 23

2595AK ‘s-Gravenhage

Fax: +31 88 39 33 000

with a copy to Stibbe

Strawinskylaan 2001

1077 ZZ Amsterdam

Attention: Mr. E. Vroom

or at such other address, e-mail address or fax number as a Party may notify the other Party under this clause. Any notice or other document sent by post shall be sent by recorded delivery post (aangetekende post met ontvangstbevestiging) (if the place of destination is the same as its country of origin) or by overnight courier (if its destination is elsewhere).

8.2	Delivery

Any notice or other communication shall be deemed to have been given:

a.	if delivered in person, at the time of delivery; or

b.	if sent by post, at 10.00 a.m. on the second business day after it was put into the post or at 10.00 a.m. (local time at the place of destination) on the first business day after it was put into the post by overnight courier; or

c.	if sent by e-mail, on the date of transmission, if transmitted before 3.00 p.m. (local time at the place of destination) on any business day and in any other case on the business day, following the date of transmission.

In proving the delivery of a notice or other communication, it shall be sufficient to prove that delivery in person was made or that the envelope containing the communication was properly addressed and posted, either by recorded delivery post or by prepaid airmail, as the case may be, or that the fax was properly addressed and transmitted, as the case may be.

9	MISCELLANEOUS

9.1	Amendments

This Agreement shall only be amended or supplemented in writing.

9.2	Costs and expenses

Any costs and expenses incurred by PostNL, FedEx or TNT Express in connection with the preparation for or performance of their respective obligations under this Agreement or in connection with the preparation or consummation of the Offer shall be for the relevant party’s own account.

9.3	Counterparts

This Agreement may be executed in two or more counterparts, each of which will be deemed an original, but all of which taken together will constitute one and the same agreement.

9.4	Entire agreement

This Agreement represents the entire understanding and agreement between the Parties regarding the Offer and the Subject Shares and supersedes all previous agreements both in writing and oral.

9.5	Interpretation

In this Agreement, references to the Offer shall include any improved or amended offer on behalf of FedEx, except when the context requires otherwise.

9.6	No assignment of rights and obligations

No Party may assign its rights and obligations pursuant to this Agreement, or this legal relationship, to any third party, without the written consent of the other Party.

This Agreement is without prejudice to any relevant legal and regulatory provisions in The Netherlands or other relevant jurisdictions regarding inter alia, notification of securities transactions and prevention of insider trading that may apply to FedEx and/or PostNL.

10	GOVERNING LAW AND JURISDICTION

10.1	Governing law

This Agreement shall be governed by, and construed in accordance with, the laws of the Netherlands.

10.2	Jurisdiction

Any dispute arising out of or in connection with this Agreement will be finally settled by arbitration in accordance with the rules of the Netherlands Arbitration Institute (Nederlands Arbitrage Instituut). The arbitral tribunal will be composed of three arbitrators appointed in accordance with those rules. The place of the arbitration will be Amsterdam, The Netherlands. The language of the arbitration will be English. The arbitrators will decide according to the rules of law. This paragraph shall also apply to disputes between the parties to this Agreement arising in connection with agreements that are connected with this Agreement, unless the relevant agreement expressly provides otherwise.

Signature page to Irrevocable Undertaking

This Agreement has been signed on the date stated at the beginning.

For and on behalf of
FedEx Corporation

/s/ Frederick W. Smith
By:	Mr. F.W. Smith
Title:	Chairman of the Board, President and Chief Executive Officer

For and on behalf of
PostNL N.V.

/s/ H.W.P.M.A. Verhagen
By:	Mrs. H.W.P.M.A. Verhagen
Title:	CEO

For and on behalf of		For and on behalf of
TNT Express N.V. for the sole purpose of its commitment to clauses 2.3 and 2.4		TNT Express N.V. for the sole purpose of its commitment to clauses 2.3 and 2.4

/s/ L.W. Gunning		/s/ M.J. de Vries
By:	Mr. L.W. Gunning	By:	Mr. M.J. de Vries
Title:	Managing director (CEO)	Title:	Managing director (CFO)

ANNEX 1 - FORM OF JOINT PUBLIC ANNOUNCEMENT